UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Information Statement pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.    )*

XYRATEX LTD

(Name of Issuer)

Common shares, par value $0.01 per share

(Title of Class of Securities)

G98268-10-8

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G98268-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Havant International Trustees Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,580,790

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,580,790

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,580,790

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 9.1%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Xyratex Ltd
	(b)	Address of Issuer’s Principal Executive Offices Langstone Road, Havant PO9 1SA, United Kingdom

Item 2.
	(a)	Name of Person Filing Havant International Trustees Limited
	(b)	Address of Principal Business Office or, if none, Residence Langstone Road, Havant PO9 1SA, United Kingdom
	(c)	Citizenship England
	(d)	Title of Class of Securities Common shares, par value $0.01 per share
	(e)	CUSIP Number 927646-10-4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 2,580,790
(b) Percent of class: 9.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,580,790
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 2,580,790
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2005
Date
/s/ Steve Barber
Signature
Steve Barber / Director
Name/Title

HAVANT INTERNATIONAL TRUSTEES LIMITED (“Trustee”)

DRAFT Minutes of the Meeting of the board of directors of the above mentioned company at Langstone Road, Havant Hampshire, PO9 1SA on 11 February 2005 at 2:00pm.

PRESENT	WK Wilkie	(Chairman)
C Allington
S Barber
M Dinham

APOLOGIES	D Holt

IN ATTENDANCE	D Bradley
R Pearce

1.             QUORUM

The Chairman announced that a quorum was present and declared the meeting open.

2.             TRUSTEE

It was noted that the Trustee was the trustee of the Havant International Limited Employee Benefit Trust (“Trust”).

3.             FORM 13G

3.1           The Meeting was advised that it was a requirement of the U.S. Securities and Exchange Commission that beneficial owners of greater than 5% of a class of shares in a Nasdaq listed company file a Form 13G within 45 days of calendar year end.

3.2           It was noted that the Trust held 9.1% of the issued common shares of Xyratex Ltd.

3.3           The Form 13G provides for disclosure of the investor’s name, address and shareholding.

3.4           There was presented to the Meeting a draft agreed form of the Form 13G filing.

3.5           After careful consideration, it was RESOLVED that the Form 13G filing was in the best interests of the Trustee and the form presented to the Meeting be approved.  It was further RESOLVED that any Director of the Trustee be authorised to sign the Form 13G and complete the filing with the SEC.

4.             CLOSE

There being no further business the meeting closed.

/s/ WK Wilkie

Chairman